# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Spirit Aviation Holdings, Inc., CIK 0001498710
CUSIP: 84863V101
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 1731 RADIANT DRIVE, DANIA BEACH, Florida (FL), 33004
Date of event which requires filing of this statement: 12/03/2025
Filed by CIK 0001336198
Persons authorized to receive notices and communications: Martin Sklar, Kleinberg, Kaplan, Wolff & Cohen P.C., 500 Fifth Avenue, New York, New York (NY), 10110, (212) 986-6000

## Reporting persons
- Esopus Creek Value Series Fund LP - Series A (CIK 0001336198): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 1,315,400; sole dispositive power 0; shared dispositive power 1,315,400; aggregate amount beneficially owned 1,315,400 (5.1% of the class)
- Esopus Creek Advisors LLC (CIK 0001378067): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,315,400; sole dispositive power 0; shared dispositive power 1,315,400; aggregate amount beneficially owned 1,315,400 (5.1% of the class)
- Sole Andrew L. (CIK 0001378121): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,315,400; sole dispositive power 0; shared dispositive power 1,315,400; aggregate amount beneficially owned 1,315,400 (5.1% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: Spirit Aviation Holdings, Inc.
Address of issuer's principal executive offices: 1731 RADIANT DRIVE, DANIA BEACH, Florida (FL), 33004
Comment:
This Amendment No. 3 (this "Amendment No.3") amends the Schedule 13D filed on September 12, 2025 (the ("Original Schedule 13D") as amended by Amendment No. 1 ("Amendment No.1") on October 14, 2025, and Amendment No. 2 ("Amendment No. 2") on October 17, 2025 (collectively, the "Schedule 13D"), which relates to the shares of common stock, par value $0.0001 per share (the "Common Stock" or "Shares") of Spirit Aviation Holdings, Inc., Inc., a Delaware corporation (the "Company" or the "Issuer"), whose principal executive offices are located at 1731 Radiant Drive, Dania Beach, Florida 33004.

Unless specifically amended hereby, the disclosures set forth in the Original Schedule 13D remain unchanged. Capitalized terms used but not otherwise defined herein have the meanings given to them in the Original Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended and restated as follows:

The Reporting have Persons acquired the securities disclosed herein based on the Reporting Persons' belief that the securities are undervalued and represent an attractive investment opportunity.

The Issuer has now filed for bankruptcy protection twice in rapid succession which creates a serious lack of confidence in current management. Since the Issuer is now a serial bankruptcy petition filer, the Reporting Persons are concerned that the value of the equity will be eroded or extinguished through mismanagement. The Reporting Persons believe that to preserve shareholder value the Issuer should now engage in a strategic transaction.

The Reporting Persons previously requested that the United States Trustee consider seeking the appointment of an examiner ("Examiner") to review the affairs of the Issuer, including the facts and circumstances that led the Issuer to file for chapter 11 bankruptcy protection again only a few months after emerging from its prior chapter 11 case.

The Reporting Persons appreciate that the United States Trustee was able to obtain a stipulation from the Issuer allowing for the appointment of an Examiner. Based on the published stipulation, the Reporting Persons understand that the Examiner may review the Issuer's challenges and the actions or inactions of the Issuer's advisors in the period preceding the current chapter 11 filing.

The Reporting Persons believe it would be appropriate for the Examiner's scope of review to include the activities of the Issuer, including the Issuer's interactions with various third-parties, in the months leading up to the purported default declared by one of the Issuer's largest aircraft lessors in August 2025. The Issuer stated in a sworn bankruptcy court declaration that it believed this purported default, despite the Issuer's assertion that it had remained current on its lease obligations, was the event that precipitated the second chapter 11 filing.

The Reporting Persons support expanding the Examiner's mandate to include the foregoing review and believe the Examiner should seek authorization from the bankruptcy court to conduct a more in-depth inquiry, with sufficient time and resources to do so thoroughly.

Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of securities of the Issuer at prices that would make the purchase or sale of such securities desirable, the Reporting Persons may endeavor from time to time (i) to increase or decrease its position in the Issuer through, among other things, the purchase or sale of securities of the Issuer on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable and/or (ii) to enter into transactions that increase or hedge its economic exposure to the securities of the Issuer without affecting its beneficial ownership.

Except as otherwise disclosed in this Item 4, the Reporting Persons do not have any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a periodic basis and may from time to time engage in discussions with management and the Board and other shareholders and potential shareholders of the Issuer concerning, among other things, the business, operations and future plans of the Issuer. Depending on various factors including, without limitation, the Issuer's financial position and investment strategy, the price levels of the securities of the Issuer, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investments in the Issuer as they deem appropriate including, without limitation, making proposals concerning changes to the capitalization, ownership structure, Board composition or operations of the Issuer, purchasing additional securities of the Issuer, selling some or all of its securities of the Issuer, engaging in short selling of or any hedging or similar transaction with respect to the securities of the Issuer becoming involved in bankruptcy proceedings, or changing its intention with respect to any and all matters referred to in this Item 4.

## Signatures
- Esopus Creek Value Series Fund LP - Series A: /s/ Andrew L. Sole, Andrew L. Sole, as Managing Member (12/03/2025)
- Esopus Creek Advisors LLC: /s/ Andrew L. Sole, Andrew L. Sole, as Managing Member (12/03/2025)
- Sole Andrew L.: /s/ Andrew L. Sole, Andrew L. Sole, a natural person (12/03/2025)